Exhibit 99.1

SCAILEX CORPORATION LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 28, 2008

Petach Tikva, Israel
August 26, 2008

To the Shareholders of Scailex Corporation Ltd. (“we”, “Scailex” or the “Company”):

        NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders (the “General Meeting” or the “meeting”) of Scailex will be held at our offices at 48 Ben Zion Street, Segula Industrial Area, Petach Tikva, Israel on Sunday, September 28, 2008 at 4:00 p.m. (Israel time).

        The following will be the sole item on the agenda of the meeting:

—	To approve the Company entering into an agreement for the acquisition of cellular operations of Suny Electronics Ltd., a controlling shareholder of the Company, carried on through subsidiaries of Suny Electronics Ltd., and other ancillary agreements.

        Shareholders of record at the close of business on Sunday, August 31, 2008 (or where such day is not a business day, the business day immediately prior thereto) are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the General Meeting in person.

        Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided, so as to be received not later than twenty-four (24) hours before the meeting. No postage is required if mailed in the United States to our United States transfer agents, American Stock Transfer and Trust Company. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

        Alternatively, shareholders may elect to vote their shares by a Hebrew–language written ballot, the form of which (together with the relevant instructions, including the possibility to send a Position Statement under Israeli applicable law) may be obtained on the website of the Israeli Securities Authority at: http://www.magna.isa.gov.il, on the website of The Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il, or directly from Scailex.

        If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting. In the case of shares traded on The Tel-Aviv Stock Exchange, generally you must obtain a certificate of ownership from the member of The Tel-Aviv Stock Exchange through whom your shares are registered in order to vote the shares at the meeting.

        Joint holders of shares should take note that, pursuant to Article 32(d) of our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

By order of the Board of Directors, ILAN BEN DOV Chairman of the Board of Directors YAHEL SHACHAR Chief Executive Officer

SCAILEX CORPORATION LTD.
(Israel Company Number: 52-003180-8)

48 Ben Zion Street, Segula Industrial Area, Petach Tikva, 49277 Israel

Telephone: +972 3 905 7730; Fax: +972 3 931 4422

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

        This proxy statement is furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at an Extraordinary General Meeting of Shareholders (the “General Meeting” or the “meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The meeting will be held on Sunday, September 28, 2008 at 4:00 p.m. (Israel time) at our offices at 48 Ben Zion Street, Segula Industrial Area, Petach Tikva, Israel.

Purpose of the General Meeting

        It is proposed that at the meeting a resolution be adopted to approve the Company entering into an agreement for the acquisition of cellular operations of Suny Electronics Ltd., a controlling shareholder of the Company, carried on through subsidiaries of Suny Electronics Ltd., and other ancillary agreements.

Voting and Proxies

        We have authorized and outstanding one class of equity securities, designated ordinary shares, with a nominal (par) value of NIS 0.12 per share. Only holders of record of our ordinary shares at the close of business on Sunday, August 31, 2008 (or where such day is not a business day, the business day immediately prior thereto), are entitled to vote at the General Meeting.

        Shareholders may elect to vote their shares once, either by attending the meeting in person, by a duly executed proxy as detailed below, or by a duly executed Hebrew-language written ballot, the form of which (together with the relevant instructions) may be obtained on the website of the Israeli Securities Authority at: http://www.magna.isa.gov.il, on the website of The Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il, or directly from Scailex. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting. In the case of shares traded on The Tel-Aviv Stock Exchange, generally you must obtain a certificate of ownership from the member of The Tel-Aviv Stock Exchange through whom your shares are registered in order to vote the shares at the meeting.

        A form of proxy for use at the meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time prior to the commencement of the meeting by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by attending and voting in person at the meeting. Ordinary shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by us at least twenty-four (24) hours prior to the meeting, will be voted as indicated in the form, or if no preference is noted, will be voted in favor of the matter to be presented to the meeting, as described above.

        Proxies for use at the meeting are being solicited by our board of directors and are being mailed to shareholders on or about September 2, 2008. Proxies will be solicited chiefly by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, facsimile or other personal contact. We will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our ordinary shares.

        We had outstanding on August 21, 2008, 37,585,349** Does not include 5,994,039 ordinary shares which are deemed issued but considered treasury shares, of which (i) 448,975 ordinary shares were purchased on our behalf under an approved share repurchase program established in 1998; (ii) 4,952,050 ordinary shares were purchased by us in June 2004 in a self tender offer; and (iii) 593,014 ordinary shares were purchased by us in July and August 2008. ordinary shares. Each ordinary share is entitled to one vote. The holders of 33 1/3% of our outstanding ordinary shares, present in person or by proxy and entitled to vote, will constitute a quorum at the General Meeting. Abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present. If, within half an hour from the time fixed for the commencement of the meeting, a quorum is not present, the meeting shall stand adjourned to Sunday, October 5, 2008, at the same time and place.

OWNERSHIP OF SCAILEX SHARES

        The following table sets forth certain information, as of August 21, 2008, concerning (i) the persons or entities known to us to beneficially own more than 5% of our outstanding ordinary shares (including shareholders known to us to be affiliated with such persons or entities) and (ii) the number of our ordinary shares beneficially owned by our directors and members of our senior management as a group:

	Ordinary Shares Beneficially Owned(1)
Name and Address	Number of Shares	Percent

"Ben Dov Group" (2) , consisting of the following entities,
all of 48 Ben Zion Galis Street, 49277 Petach Tikva, Israel:	33,435,599	88.96%

Suny Electronics Ltd.	24,056,052	64.00%

Tao Tsuot Ltd.	9,262,485	24.64%

Harmony (Ben Dov) Ltd., a company 100% owned by Mr. Ilan Ben Dov, Chairman of our board of directors.	117,062	0.31%

All our directors and members of our senior management
as a group (consisting of 10 persons) (3)	56,000	Less than 1%

(1)	Percentages in this table are based on the number of outstanding ordinary shares carrying voting rights as of August 21, 2008 (namely, 37,585,349 shares). The number of shares owned by any shareholder or group named above includes the shares underlying options held by such person(s) that are exercisable within 60 days of August 21, 2008.

(2)	Based upon a Schedule 13D/A, filed with the SEC on May 15, 2008 by Mr. Ilan Ben-Dov, Suny Electronics Ltd., Tao Tsuot Ltd. and their affiliates, and notices to the Company.

Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 68.59% of the shares of Suny Electronics Ltd. Mr. Ben Dov holds directly 73.56% of the shares of Tao Tsuot Ltd., and Harmony (Ben Dov) Ltd. holds a further 9.71% of the shares of Tao Tsuot Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 33,435,599 Scailex shares held by Suny Electronics Ltd., Tao Tsuot Ltd. and Harmony (Ben Dov) Ltd. (all of which are Israeli corporations).

Suny Electronics Ltd. and Tao Tsuot Ltd. are public companies whose shares are traded on The Tel-Aviv Stock Exchange.

(3)	Comprises 56,000 stock options exercisable into ordinary shares within 60 days of August 21, 2008.

* Does not include 5,994,039 ordinary shares which are deemed issued but considered treasury shares, of which (i) 448,975 ordinary shares were purchased on our behalf under an approved share repurchase program established in 1998; (ii) 4,952,050 ordinary shares were purchased by us in June 2004 in a self tender offer; and (iii) 593,014 ordinary shares were purchased by us in July and August 2008.

THE PROPOSAL FOR THE GENERAL MEETING

The Agreement for the Acquisition of Cellular Activity

        On August 21, 2008, Scailex entered into an agreement (the “Agreement” or the “Transaction”) for the acquisition of cellular operations (“Cellular Activity”) in the cellular end equipment and retail market (the “Area of Cellular Activity”) of Suny Electronics Ltd. (“Suny Electronics”), a controlling shareholder in Scailex, which is carried on through subsidiaries of Suny Electronics: Suny Telecom (1994) Ltd. (“Suny Telecom”) and Din Dynamic Ltd. (“Din Dynamic”), as defined in the Agreement. Suny Electronics, Suny Telecom and Din Dynamic are together referred to as the “Suny Group”. Ancillary to the Agreement, and attached as appendices thereto, are a Services Agreement and a Lease Agreement.

        The main provisions of the Agreement are as follows:

1.     The audit committee and board of directors of Scailex have approved the Agreement, which is subject to the approval of the Company’s shareholders.

2.     On the execution date of the Agreement (the “Execution Date”), subject to the satisfaction of all the suspensory conditions under the Agreement (as described below), the Suny Group will transfer to Scailex the purchased Cellular Activity. In the event of the Execution Date occurring during the fourth quarter of 2008, the Transaction shall be deemed, for all purpose, to have been consummated at September 30, 2008 (the “Set Date”).

3.     Pursuant to the Agreement, the purchased Cellular Activity consists of all assets and liabilities of Suny Telecom and Din Dynamic (the “Subsidiaries”) in the Area of Cellular Activity (the “Transferred Items”), as follows:

(1) Assets: All assets and rights (tangible and intangible) of Suny Telecom and of Din Dynamic in the Area of Cellular Activity, as specified in their financial statements, apart from the following assets, which were expressly excluded: The shares of Suny Electronics in the possession of Suny Telecom; cash, cash equivalents and other financial assets; balances between the Suny Group companies, as well as balances of taxes;

(2) Liabilities: All the liabilities of Suny Telecom and Din Dynamic in the Area of Cellular Activity, as specified in their financial statements, including liabilities arising from the agreements assigned to Scailex as part of the transferred assets or relating to these agreements, and apart from the following liabilities, which were expressly excluded: The subsidiaries’ debts to Bank Leumi le-Israeli B.M.; short term credit, short term loans (on call) and long term loans; balances of related parties; deferred taxes, Valued Added Tax (“VAT”) balances payable and provisions for Income Tax (including Employees’ Income Tax and National Insurance) for the period up to the Execution Date.

It is clarified that the activity of Suny Electronics in the field of the Internet and in the area of cellular content as well as real estate are not transferred pursuant to the Agreement.

4.     Together with the purchased Cellular Activity, the parties agreed to transfer the employees of Din Dynamic and Suny Telecom to Scailex, on the basis of a list to be concluded between the parties (“Relocated Employees”). The purpose of the parties to the Agreement is for the employment continuity and the rights of all the Relocated Employees to continue and that as of the Execution Date, the employer-employee relationship between the Relocated Employees and the Suny Group will terminate and the employer-employee relationship between such employees and Scailex will commence.

5.     In consideration of the acquisition of the Cellular Activity, Scailex will pay Din Dynamic and Suny Telecom a total sum of 255,809,000 shekels, which is calculated as the aggregate of: (i) the Transferred Equity Capital, as defined below, in the sum of 90,144,000 shekels, which will be transferred on the Execution Date based on its value in Din Dynamic and Suny Telecom financial reports as at June 30, 2008; and (ii) the Cellular Activity value, which is 165,665,000 shekels.

        The Transferred Equity Capital amount is based on data as at June 30, 2008, and accordingly, the Agreement incorporates a mechanism for adjusting the consideration, such adjustment to be based on data of the equity capital (as defined in the Agreement), of each of the Subsidiaries on the Execution Date, or on the Set Date (if applicable), (the “Transferred Equity Capital”), which also include the data of the stocktaking vis-à-vis the component of the Transferred Equity Capital that will take place on the same date. According to the said adjustment mechanism, should it transpire that the amount of the Transferred Equity Capital on the Execution Date exceeds and/or falls below, by more than 100,000 shekels, the Equity Capital as at June 30, 2008, the consideration amount will be decreased or increased by an amount equal to the amount of the difference.

        The said price adjustment will be completed within a period of 90 days from the Execution Date, while each dispute with respect to the computation of the adjustments will be clarified in accordance with the arbitration clause prescribed in the Agreement.

6.     Subject to the accuracy of the representations made by the Suny Group, Scailex has waived, pursuant to the Agreement, any claim of non-compliance of the Transaction forming the subject of the Agreement, and/or pertaining to the condition of the tangible assets comprising the transferred assets and/or the transferred liabilities, and Scailex will accept them “as is” in their physical condition, including the quality, nature and age of the items of the transferred inventory and the transferred fixed assets.

        The representations made by the Suny Group consist, inter alia, of the periodic report of Suny Electronics for 2007, audited financial statements of Suny Telecom and of Din Dynamic as at December 31, 2007 and such reviewed statements as at June 30, 2008; representations concerning the validity of the principal agreements and arrangements of the Cellular Activity; representations in respect of legal proceedings, intellectual property; representations relating to employment relationship in the Suny Group and to social provisions for employees, as well as general representations concerning the absence of any impediment to, or restriction on, the entering into the Agreement on the part of the Suny Group, and that the representations will also be accurate up to the Execution Date.

        The representations made by Scailex include, inter alia, its declaration that it is capable of providing the required amounts for the implementation of the Agreement; that apart from the approval of its competent organs there is no limitation, prohibition or impediment to its entering into the Agreement, that it has conducted due diligence and has received all information and documents required by it from the Suny Group.

7.     As part of the indemnification mechanism prescribed in the Agreement, the Suny Group undertook to indemnify Scailex for each of the following occurrences:

(1) Should it transpire that any of the representations made by the Suny Group in the Agreement is either misleading or inaccurate;

(2) Should a conclusive judgment be entered against Scailex in a third party claim on the ground of any act or omission on the part of the Suny Group prior to the Execution Date. It is prescribed in the Agreement that a notice of indemnification may be delivered in such event even where the legal proceeding has not yet ended; and

(3) Should the Suny Group violate its duty of confidentiality and/or duty of non-competition under the Agreement.

        The indemnity undertaking will be valid for 36 months from the Execution Date; however, where the ground for indemnification is in connection with ownership or proprietary rights specified in the representations of the Suny Group, the indemnity undertaking will be unlimited in time.

        The indemnity undertaking will commence as of a cumulative amount of damages of 500,000 shekels (however, in the event of any damage at such amount, the indemnity commences from the first shekel) up to a maximum indemnity amount of 75 million shekels.

8.     The indemnification mechanism and the provisions relating thereto apply inversely, mutatis mutandis, also to Scailex, which will thus be compelled to indemnify the Suny Group in the event that any of the representations made by it in the Agreement is either misleading or inaccurate.

9.     Until the Execution Date, Suny Telecom and Din Dynamic will continue to manage the purchased Cellular Activity in the ordinary course of business, consistent with the management of its businesses in the past, and will not perform any action liable to frustrate or materially interfere with the implementation of the Agreement. Furthermore, the Suny Group undertakes that the transferred Equity Capital will not fall below the sum of 60 million shekels without Scailex’s approval.

10.     The completion of the Agreement is subject to the satisfaction by the Execution Date of the following suspensory conditions:

(1) No material adverse effect has occurred in the representations made in the Agreement by the Suny Group.

(2) The approval of the general meeting of Scailex for the Company to enter into the Agreement was obtained .

(3) The approval of the boards of directors and the general meetings of Suny Electronic, Din Dynamic and Suny Telecom, with respect to their entering into the Agreement was obtained.

(4) Obtaining the written approval of the other parties to material agreements, as defined in the Agreement, to which the Suny Group is a party, in connection with the Area of Cellular Activity (including the global Samsung company and the three leading cellular operators in Israel which are set forth in the Agreement) for the assignment of the agreements between them and the Suny Group to Scailex. Obtaining the written approval of Bank Leumi le-Israel B.M. and of Mizrahi Tefahot Bank Ltd., for the implementation of the Transaction and removal of all encumbrances imposed on the Transferred Items.

(5) Approval of the Transaction by the Israeli Commissioner of Restrictive Trade Practices, if and inasmuch as required.

(The “Suspensory Conditions under the Agreement”).

11.     The Execution Date will be agreed by the parties by consent at a date that will occur no later than five business days following the fulfillment of the last of the Suspensory Conditions set out in paragraph 10 above. In the event that the Suspensory Conditions under the Agreement are not fulfilled by the end of 90 days from the date of the entering into the Agreement, or such later date as was agreed in writing between the parties, the Agreement will be rescinded ipso facto.

        On the Execution Date, or on the Set Date (if applicable), a lease agreement with Suny Electronics will take effect with respect to two buildings, as described in paragraph 16 below.

        On the Execution Date, or on the Set Date (if applicable), agreements for the provision of services will be signed and will take effect, pursuant to which Suny Electronics will provide various services to Scailex, and Scailex will provide various services to Suny Electronics, as described in paragraphs 17 and 18 below.

12.     During the period subsequent to the Execution Date and until the completion of formal and registerable transfers of items and approvals being transferred to Scailex’s name pursuant to the Agreement (the “Transition Period”), the Suny Group will act in connection with the Transferred Items in trust, on behalf of Scailex, at Scailex’s expense and responsibility and in accordance with its instructions, so that in connection with this activity during the Transition Period, any income will inure for the benefit of Scailex and any expense will be charged to Scailex.

13.     The Agreement incorporates a non competition stipulation, pursuant to which the Suny Group undertakes not to compete with Scailex, either directly or indirectly (including via its employees and/or officers therein and/or controlling shareholders therein), in the Area of Cellular Activity for a period of four years from the Execution Date.

14.     Pursuant to the Agreement, the Suny Group undertook to give its consent to the change of Scailex’s name to a name that includes the word “Suny”.

15     For a period of 60 months from the Execution Date, or from the Set Date (if applicable), (subject to a rescission notice of 180 days), the Suny Group will continue to collect on behalf of Scailex all payments made to Din Dynamic by customers in the Area of Activity in accordance with service and maintenance agreements that were executed and/or will be executed with them by the Execution Date, including payments made by means of credit cards. In consideration of the said management and collection management services, Scailex will pay to the Suny Group an amount representing 4% of all amounts collected as aforesaid by the Suny Group.

        In addition, for a period of twelve months from the Execution Date (subject to a seven-day rescission notice), the Suny Group will continue to perform on behalf of Scailex the importation of the cellular telephones and the other products forming the subject of the Activity. In consideration of such import services, Scailex will pay to the Suny Group handling and management fees in a sum representing the cost of the products to the Suny Group plus 1%.

16.     On the Execution Date, or on the Set Date (if applicable), a lease agreement (the “Lease Agreement”) with Suny Electronics will take effect with respect to two buildings:

(1) A building at 8 Rakevet Street, Petach Tikva, Israel: The property, owned by Suny Electronics, serves at present as the Din Dynamic building (housing, inter alia, storage areas, laboratories, offices and employees’ dining room). In consideration of the lease, Scailex will pay to Suny Electronics the sum of 30 shekels per square meter. Suny Electronics will lease to Scailex the entire building, comprising 2,475 square meters, for an aggregate monthly payment of 74,250 shekels. Scailex will further bear all payments relating to ongoing expenses and expenses relating to maintenance of the leasehold.

(2) A building situated at 48 Ben Zion Galis, Petach Tikva, Israel: Scailex will lease an area in the said building from the principal lessee – Suny Electronics (the owner of the property is a third party – Amos & Daughters Investments and Properties Ltd.). The building serves at present as the Suny Telecom building (housing, inter alia, Suny Telecom offices the engineering, support and product development departments, the marketing department and the department of cellular operators sales. Suny Electronics will sub-lease to Scailex an area covering approximately 1,508 square meters in the building, in consideration of 30 shekels per square meter per month, 45,240 shekels per month in total. Scailex will bear all payments relating to ongoing expenses and expenses relating to maintenance of the leasehold, proportionate to the area sublet to it.

(3) The term of the lease and sublease is for 60 months from the date that the Lease Agreement takes effect; however, either of the parties may rescind the agreement for either or both buildings by giving 180-day prior notice. The rents are linked to the Consumer Price Index and, where applicable, are subject to VAT.

17.     The Services Agreement between Scailex and Suny Electronic (the “Services Agreement”)

(1) Pursuant to the Services Agreement, which forms an appendix to the Agreement, as of the Execution Date, Suny Electronics will provide Scailex with various services, as an independent contractor, with respect to the activity purchased pursuant to the Agreement, including:

(a) Consultation and management services in connection with:

(i) The Cellular Activity purchased under the Agreement, including in respect of contacts and negotiations with Samsung and with the cellular operators in Israel and in respect of contacts with the lessees of the properties in which the branches of the chain of stores and the laboratories are situated;

(ii) The Overseas expansion of the Cellular Activity purchased in Israel

(iii) Identification and management of business opportunities in this area and in additional areas overseas; and

(iv) Consultation and management services will be rendered by officers of Suny Electronics.

(b) Additional Services:

(i) Security officer; and

(ii) Services of wage computations.

(2) The Service Agreement is for a term is for 60 months from the Execution Date (and subject to obtaining the approval of the competent organs of the parties thereto within 60 days from the date of its signature); however, either of the parties may give a notice of rescission of the Services Agreement by 90-day prior notice, apart from the services of wage computations, in respect of which a 60-day prior rescission notice may be given.

(3) In consideration of the services, Scailex will pay to Suny Electronics the sum of 220,000 shekels per month, plus an amount representing 2.5% of Scailex’s operating profit in the Area of Activity (as defined in the Agreement), as set out in the report of Scailex’s board of directors with respect to the calendar quarter to which the report refers (“Services Fees”). For this purpose, the meaning of the term “Area of Activity” in the Services Agreement shall be as per its definition in section 3 (a) of the First Addendum to the Securities (Details of Prospectus and Draft Prospectus, its Form and Structure) Regulations, 5729 – 1969. The Services Fees will be paid to Suny Electronics every calendar quarter, no later than the 15th day from the date of publication of the financial statements for that quarter. Where either of the parties to the agreements gives a notice of cancellation of the services of wage computations, the monthly Services Fees will be reduced by 30,000 shekels per month.

(4) An indemnification stipulation is incorporated in the Services Agreement, pursuant to which, should a tribunal or a competent court hold that any of the providers of services to be rendered to Scailex by Suny Electronics is an employee in terms of his or her relationship with Scailex, Suny Electronics will indemnify Scailex and will refund to it any amount which Scailex is compelled to pay to any such service provider in respect of whom it is held that employer-employee relationship existed between him and Scailex.

(5) The Services Agreement further incorporates standard stipulations in respect of confidentiality, proprietary rights and payment of taxes.

(6) The Services Agreement will replace the “agreement for provision of support services” that was entered into by the parties on July 17, 2008.

18.     An agreement for provision of services to Suny Electronics. On the Execution Date, or on the Set Date (if applicable), an agreement between the Company and Suny Electronics will take effect, pursuant to which the Company will provide to Suny Electronics, as an independent contractor, Chief Financial Officer (“CFO”) services via Scailex’s CFO (to the extent of 25% of the time of the CFO), as well as additional services (automation services, housekeeping and building maintenance, company secretary services and assistance services relating to consolidation of the financial statements, as well as accounting services and treasury management if these will be agreed upon in writing by the parties in the future), via individuals on behalf of Scailex. The agreement is for a term of 60 months from its effective date; however, either of the parties may give notice to the other party of rescission of the agreement by a 90-day prior notice. In connection with the services, Suny Electronics will pay to Scailex a sum of 35,000 shekels per month plus VAT. The agreement incorporates an indemnification stipulation pursuant to which should it be determined by a competent entity, including a judicial entity, that the CFO or any of the individuals through whom Scailex provides the services, is an employee in terms of his relationship with Suny Electronics, then Scailex will indemnify Suny Electronics for any amount it is compelled to pay to him, for the employment relationship between him and Suny Electronics. This agreement will replace the “agreement for provision of management services” that was entered into by the parties on July 17, 2008.

The Company’s Plans with respect to the Acquired Asset

        The Company intends, at least in the foreseeable future, to continue managing the purchased Cellular Activity in a format similar to the format in which the purchased Cellular Activity was conducted to date, under the control of the Suny Group.

The Manner in which the Consideration was Determined

        The agreed consideration in the Transaction, namely, the price to be paid by Scailex to the Suny Group for the Cellular Activity, was determined in a negotiation conducted between Scailex representatives and representatives of the Suny Group, and in light of the joint valuations obtained by both parties to the Transaction from Giza Zinger Even Ltd.

        Furthermore, the consideration for the purchased Cellular Activity was examined in a fairness opinion by Prof. Yoram Eden and found to be reasonable and fair.

        Copies of the said valuations from Giza Zinger Even Ltd. and fairness opinion by Prof. Yoram Eden were furnished to the Securities and Exchange Commission (the “SEC”) as exhibits to our report in Form 6-K of August 22, 2008, and may be viewed through the EDGAR website of the SEC at www.sec.gov.

        The consideration was computed as at June 30, 2008, and adjustment mechanisms were agreed between the parties for the Transaction completion date.

Similar Transactions in the course of the Preceding Two Years

        During the period commencing on August 21, 2006, up to the date of this Proxy Statement, no transactions of the type of the transactions being submitted for the approval at the meeting were entered into between the Company and the controlling shareholders therein, or in which the shareholders therein had a personal interest, nor was any such transaction still in effect as at the date of the approval of the Transaction by our board of directors.

        It should nonetheless be noted that, on April 10, 2008, an agreement was entered into (the “PCH Agreement”), the execution of which was completed on June 30, 2008, as part of which the Company sold its holdings (100%) in the subsidiary Petroleum Capital Holdings Ltd. (“PCH”), to the then controlling shareholder in the Company, Israel Petrochemical Enterprises Ltd. (“IPE”). The PCH Agreement was completed upon obtaining, inter alia, the approval of the audit committee, the board of directors and an extraordinary general meeting of the Company, held on May 29, 2008. Contemporaneously with the execution of the PCH Agreement, IPE sold all its holdings in the Company at that time (50.06%) to Suny Electronics, which thereby became the controlling shareholder of the Company.

        It should further be noted that several agreements were entered into between Scailex and Suny Electronics, which are not exceptional in nature and are in the ordinary course of business, concerning mutual services which the companies provide to each other.

The Grounds of the Audit Committee and the Board of Directors for the Approval of the Transaction

        The board of directors, the audit committee and the investment committee of the Company approved the Transaction on the following grounds:

1.     In the opinion of the Company’s board of directors, the Cellular Activity in the cellular end equipment and retail market (the “Cellular Equipment Market”), including its special characteristics, is an activity worthy of being one of the areas of activity in which the Company will be active. Among these characteristics, the fact was stated that the market in question is an established market, with almost continuous renewal of activity and varied growth channels (in both existing and new markets).

2.     The key brand marketed by the Suny Group in this field, Samsung, is the second most powerful cellular brand in the world and in Israel, which brand is at the forefront of technology constantly growing and capturing a bigger market segment on a yearly basis. The Transaction represents an opportunity to acquire activity of a brand known for its momentum and growth.

3.     The Transaction is a transaction for the acquisition of longstanding, established and, to date, profitable activity, with continuous and constant cash flow, and proven results.

4.     The Company’s board of directors includes several directors with extensive and widespread experience in the cellular field, which experience will contribute to the Company’s successful competition in the market. The directors in question are the chairman of the board of directors and controlling shareholder in the Company, Ilan Ben Dov, and directors Iris Beck, who served as Vice President – Marketing at Partner until recently, and Yehiel Feingold, who served as the Chief Financial Officer at Suny Electronic for several years. Suny Electronics, the parent company, will continue to assist the Company within the framework of the Services Agreement.

5.     After the execution of the Agreement, Scailex will still remain a company with a significant cash reserve, in the sum of approximately 950 million shekels, allowing Scailex considerable flexibility and leeway in the identification of business opportunities and additional investment possibilities in the cellular field, in bordering areas and in other areas to be looked into by the Company in the future.

6.     The Directors’ Grounds for the Value of the Consideration:

(1) The value of the consideration is based on the valuations carried out by Giza Zinger Even Ltd.

(2) In addition, the Company received a fairness opinion from Prof. Yoram Eden, according to which the value of the consideration is fair and reasonable.

(3) In view of the aforesaid opinion and an examination of the findings thereof, including their underpinning basic assumptions, and after the Company examined the principal findings of the due diligence presented to it, the audit committee and the board of directors were of the opinion that the consideration determined in the Transaction is reasonable and fair.

7.     The Board of Directors’ Grounds for the Approval of the Services and Lease Agreements with Suny Electronics:

(1) The Company needs to take a lease of the leasehold buildings for the purposes of continuing to operate the acquired activities and these buildings are suitable for its requirements.

(2) Upon the acquisition of the purchased Cellular Activity following implementation of the Agreement, the Company requires support from Suny Electronics in terms of services and consultation in the areas of the purchased Cellular Activity.

(3) Suny Electronics and its managers have longstanding and established contacts with the principal suppliers and customers of the acquired activity, as well as with other external entities relating to various aspects of the acquired activity. Furthermore, Suny Electronics has an extensive know-how basis and thorough and longstanding familiarity with the acquired areas of activity, including identification and analysis of trends, business opportunities and risks in the activity environment. These aspects are significant aspects for the success of the acquired activity.

(4) Suny is capable of providing the Company with several supportive services in addition to its activity in areas where the Company does not at this stage have an appropriate internal solution (wage computations and security officer services).

(5) In connection with the agreement for the provision of services to Suny Electronics, with the completion of the Transaction, the Company will have the requisite capability.

(6) The valuations take into account the Services Fees, paid within the framework of the Service Agreement.

(7) The Services Fees are at a similar level to those currently paid by the Subsidiaries to Suny Electronics.

(8) The audit committee and the board of directors found that the consideration paid for the services rendered is reasonable and fair.

Personal Interest of Controlling Shareholders in the Transaction

        Under the Israeli Companies Law, 5759 -1999 (the “Companies Law”), an extraordinary transaction of a public company in which a controlling shareholder is deemed to have a personal interest is subject to approval by the company’s audit committee, board of directors and shareholders (in that order), such shareholders approval being subject to the fulfillment with special conditions as described below.

        The controlling shareholders in Scailex are Mr. Ilan Ben Dov, Chairman of Scailex’s board of directors, and Suny Electronics, which is a company under his control. Suny Electronics is a controlling shareholder of Scailex by virtue of its holdings of approximately 64.0% of the Company’s issued share capital, and has a personal interest in the approval of the Transaction

        Suny Electronics is controlled by Mr. Ben Dov, by virtue of his holdings, either direct or through companies under his control, of approximately 68.59% of the issued share capital of Suny Electronics. Mr. Ben Dov serves as a Co-Chief Executive Officer of Suny Electronics. Mr. Ben Dov further holds Scailex shares, in person or via companies under his control, of approximately 0.31% of the share capital of Scailex and has a personal interest in the approval of the Transaction.

        Mr. Ben Dov is also the controlling shareholder and Chairman of the board of directors of Tao Tsuot Ltd. (“Tao”), which is a shareholder of the Company, holding approximately 24.64% of the share capital of Scailex. Mr. Ben Dov holds, in person or via companies under his control, approximately 83.27% of the issued share capital of Tao. Accordingly, Tao also has a personal interest in the approval of the Transaction.

        Suny Electronics has a personal interest in view of the fact that it is a party to the Agreement. Mr. Ilan Ben Dov has a personal interest in view of the fact that he is the controlling shareholder and a Co- Chief Executive Officer of Suny Electronics. Tao has a personal interest in the Transaction in view of the fact that the controlling shareholder therein, and the chairman of its board of directors, Mr. Ilan Ben Dov, is also the controlling shareholder in Suny Electronics and in Scailex.

Personal Interest of Directors in the Transaction

        The following directors of Scailex have a personal interest in the approval of the Transaction, in view of their link to Suny Electronics and the controlling shareholders therein, none of whom participated in the discussion and vote of the audit committee and board of directors in connection with approval of the Transaction:

—	Mr. Ilan Ben Dov, who serves as a Co-Chief Executive Officer of Suny Electronics, and controlling shareholder in Suny Electronics.

—	Mr. Yossi Arad, in light of his link to the Suny Group, arising from his office as Chief Executive Officer and director at Tao, a company controlled by the controlling shareholder in Suny Electronics (Mr. Ben Dov, who also serves as chairman of Tao’s board of directors).

—	Mr.Yehiel Feingold, who serves, inter alia, as a director in Suny Electronics.

Power of the Israel Securities Authority

        The Israel Securities Authority, or an employee empowered by it, may instruct the Company, within 21 days from the date of submission of a report of the proposed Transaction (such report being submitted on August 21, 2008), to give, within such period as designated by it, explanations, specification, information and documents relating to the Transaction, and may instruct the Company to amend its report, in such manner and at such date as shall be designated by it. Where instructions are given to amend the said report, the said Authority may instruct deferment of the date of the general meeting to a date no sooner than the lapse of three business days and no later than twenty one days from the date of publication of the amendment to the said report.

The Proposal

        It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that an Agreement dated August 21, 2008, for the acquisition by the Company of the cellular operations of Suny Electronics Ltd., a controlling shareholder of the Company, which is carried on through Suny Telecoms (1994) Ltd. and Din Dynamics Ltd., subsidiaries of Suny Electronics Ltd., and other ancillary agreements, including a Lease Agreement and Services Agreement, be and the same hereby are, approved.”

Required Vote

        The Company considers the transactions proposed in the aforesaid resolution to be an extraordinary transaction in which a controlling shareholder has a personal interest. Accordingly, pursuant to the Companies Law, the approval of the above resolution will require the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy or written ballot, and voting thereon, provided that either: (i) the shares voting in favor of the resolution include at least one-third of the shares voted by shareholders who do not have a personal interest (within the meaning set forth in the Companies Law and described below) in the approval of such transaction (disregarding, for such purpose, abstention votes); or (ii) the total number of shares of such shareholders who do not have a personal interest (within the meaning set forth in the Companies Law and described below) voting against such proposal does not exceed one percent of all of the voting power in Scailex. Under the Companies Law, failure by a shareholder to indicate affirmatively whether it has or does not have a personal interest disqualifies the shareholder from participating in the vote. In addition, under the Companies Law, a shareholder that has a personal interest is qualified to participate in the vote, however the vote of a shareholder having a personal interest may not be counted towards the one third requirement described in clause (i) above or the 1% threshold described in clause (ii) above.

        For the purpose of the vote on this resolution, each shareholder is asked to indicate on the enclosed proxy card whether or not he or she has a personal interest in approval of the transaction. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any “Relative” of the shareholder (e.g. spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent and the spouses of each of these), or a personal interest of an entity in which the shareholder (or such Relative thereof) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising in itself from the ownership of shares in the Company.

The board of directors recommends a vote FOR approval of this proposed resolution.

By order of the Board of Directors, ILAN BEN DOV Chairman of the Board of Directors YAHEL SHACHAR Chief Executive Officer

Dated: August 26, 2008